Macquarie Infrastructure Company LLC

125 W. 55th Street 9th Floor New York NY 10019 UNITED STATES	Telephone Facsimile Internet	(212) 231-1000 (212) 231-1828 www.macquarie.com/mic

December 10, 2008

VIA EDGAR

H. Roger Schwall
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-7010

Re:	Macquarie Infrastructure Company LLC
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed February 28, 2008
File No. 1-32384

Definitive Proxy Statement on Schedule 14A
Filed April 14, 2008
File No. 1-32384

Dear Mr. Schwall:

Macquarie Infrastructure Company LLC (the “Registrant”) is writing in response to the comments (the “Comment Letter”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Registrant’s Form 10-K (the “Form 10-K”) for the Fiscal Year Ended December 31, 2007 and Definitive Proxy Statement on Schedule 14A, dated November 25, 2008 and addressed to Mr. Francis T. Joyce.

Set forth below are the Registrant’s responses to the Comment Letter. The numbered paragraphs and headings below correspond to the headings and numbers set forth in the Comment Letter, the text of which is copied below in italics for your reference.

Form 10-K for Fiscal Year Ended December 31, 2007

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Bulk Liquid Storage Terminal Business, page 74

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

1.
You state, "Other income includes one-time items as well as gross profit from nursery operations." However, you do not discuss your nursery operations in your business section. Given that Other Income was 4.6 million in 2007 and net income was 9.6 million, please explain why a description of your nursery operations is not material to an understanding of your bulk liquid storage terminal business.

Total other income (net) in 2007 was $4.6 million, of which only $81,000 comprised gross loss from nursery operations. The Registrant does not discuss nursery operations in the business section for its bulk liquid storage terminal business, as nursery operations do not contribute a significant amount to the overall operating results of the business. Nursery operations are also not a key focus area for management.

Liquidity and Capital Resources

Bulk Liquid Storage Terminal Business

Investing Activities, page 92

2.
We note your disclosure that indicates your expected level of future maintenance capital expenditure includes the need for increased environmental expenditure to remediate existing sites. Please clarify for us the nature of these costs and your related accounting policy. Please refer to EITF 90-8 and SOP 96-1 for guidance.

The increased environmental expenditure to remediate existing sites for the bulk liquid storage terminal business mainly comprises cleaning up spills of stored products (chemical and hydrocarbon based) on land owned, implementing measures (for example, containment barriers) to minimize the impact of such historical contamination on the environment and cleaning up polluted waterway canals that enter the land owned. The environmental issues to be remediated existed at the time of the business’ acquisition of the property.

The accounting policy applied is that while, generally, environmental remediation costs will be charged to expense, costs that are recoverable because they, as set forth in EITF 90-8, “extend the life, increase the capacity, or improve the safety or efficiency of property owned…” will be treated as maintenance capital expenditure. To qualify for capitalization, the costs must be recoverable and the condition of the property must be improved when compared with the condition at the time of original construction or acquisition.  This is consistent with the guidance in EITF 90-8.

Since the environmental expenditure described above will improve the condition and safety of the land and property since acquisition, these items are treated as maintenance capital expenditure and capitalized, rather than expensed. Any expenditure to remediate environmental issues arising since the business’ ownership of the property is expensed in accordance with SOP 96-1.

None of the entities noted in this document is an authorized deposit-taking institution for the purposes of the Banking Act 1959 (Commonwealth of Australia). The obligations of these entities do not represent deposits or other liabilities of Macquarie Bank Limited ABN 46 008 583 542 (MBL). MBL does not guarantee or otherwise provide assurance in respect of obligations of these entities.

3.
We further note various capital expenditures disclosures throughout your document, including those found on page 93, that indicate capital expenditures will include "tank refurbishment projects and dock repairs." Please clarify your accounting for these expenditures and why you believe it is appropriate. We further note your definition of maintenance capital expenditures on page 85 of your document that indicates it is to "maintain our existing revenue-producing assets in good working order." It is unclear why such expenditures do not represent repairs and maintenance costs.

Tank refurbishment projects for the bulk liquid storage terminal business mainly comprise the installation of new steel parts for the tanks, for example, new bottoms and roofs being installed to replace corroded elements of the tanks. Capitalized dock repairs mainly comprise improvements like the installation of concrete pillars under existing wooden docks, to enhance structural integrity. These expenditures prolong the useful life of the tanks and docks, respectively, and are therefore capitalized and depreciated over the appropriate useful life.

Maintenance capital expenditures, which the Registrant has defined as maintaining existing revenue-producing assets in good working order, include the expenditures discussed above and any other expenditure which prolongs the useful lives of the assets or increases the service capacity of assets. They are therefore treated as maintenance capital expenditures, that is, they are capitalized and depreciated over the appropriate useful life. Expenditures related to maintenance and repairs, which do not prolong the useful lives of the assets or enhance the assets’ service capacity, are expensed as incurred.

To clarify this definition in future filings, the Registrant proposes to update the definition of maintenance capital expenditures as follows:

“…we typically incur capital expenditures on a regular basis to:

•
maintain our existing revenue-producing assets in good working order and prolong the useful lives or increase the service capacity of those revenue-producing assets (“maintenance capital expenditures”)”

Financial Statements

Summary of Significant Accounting Policies

Cash Equivalents, page F-9

4.
We note your disclosure that indicates you have included an amount of commercial paper as part of your cash equivalents.  Please clarify for us the nature of this investment and why you believe it represents cash equivalents as of your balance sheet date.

The nature of this investment is commercial paper issued by a counterparty with a Standard and Poor rating of A1+, which was purchased on December 21, 2007 and which matured on January 18, 2008. The criteria for classification as a cash equivalent per Statement of Financial Accounting Standards No. 95 (“FASB 95”), paragraph 8, is “cash equivalents are short-term, highly liquid investments that are both a) Readily convertible to known amounts of cash and b) So near their maturity that they present insignificant risk of changes in value because of changes in interest rates.” This investment represents a cash equivalent as of December 31, 2007 because it was highly liquid as evidenced by the high rating of the issuer and had a maturity of less than one month when purchased, thereby meeting the criteria set forth in FASB 95.

Exhibits

5.
We direct your attention to Item 601(b)(10) of Regulation S-K. Please explain why the contracts governing each of the advisory services provided by the Macquarie Group and wholly owned subsidiaries of the Macquarie Group listed on page 35 of your Annual Proxy Statement were not filed as exhibits to your 10-K.

The Registrant advises the Staff that the contracts governing the advisory services that are highlighted in the Staff’s comment were not filed as exhibits to the Form 10-K because the Registrant believes that such contracts are entered into as part of its ordinary course of business and because the Registrant believes that such contracts are each immaterial in amount or significance to the Registrant, and therefore Item 601(b)(10) of Regulation S-K does not require that the Registrant file such contracts as an exhibit to the Form 10-K.

The Registrant believes that the contracts entered into with members of the Macquarie Group or wholly owned subsidiaries of the Macquarie Group are entered into as part of its ordinary course of business. The Registrant notes that, according to Item 601(b)(10) of Regulation S-K, “if the contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed.” As discussed in the Form 10-K, key parts of the Registrant’s business strategy include optimizing the capital structure of its businesses and seeking to grow both its existing businesses and its portfolio of businesses overall through yield accretive acquisitions. In executing this strategy, the Registrant regularly retains financial advisors to advise, evaluate and help structure asset acquisitions, financings, advice on mergers and acquisitions, debt and equity raising, hedging activities and similar transactions.

The Registrant acknowledges that Item 601(b)(10) of Regulation S-K states that contracts between the Registrant and security holders named in the Form 10-K, including Macquarie Infrastructure Management (USA) Inc., the Registrant’s Manager, should be filed “unless immaterial in amount or significance.” However, the Registrant advises the Staff that in its view, the contracts relating to financial advisory services rendered by members or affiliates of the Macquarie Group are each immaterial to the Registrant. The fees payable to the counterparties of such contracts are insignificant compared to the size of the transactions for which the advisory services were rendered. The Registrant also believes that it is not unusual for public companies to retain a financial advisor in connection with asset acquisition and debt refinancing transactions, and therefore the mere retention of a financial advisor in such cases is not itself material in terms of significance. The Registrant further believes that its contracts with members or affiliates of the Macquarie Group is immaterial in significance to the Registrant because the terms of such contracts are standardized with the amount of the fee to be paid being the only material term that is typically negotiated. The Registrant discloses the amount of the advisory fee, the type of services provided and any other material terms of the contracts in its Exchange Act reports, consistent with the disclosure requirements of Item 404 of Regulation S-K. In order to keep its disclosures under Item 404 current, the Registrant typically includes these disclosures in any Current Reports on Form 8-K relating to the transaction for which a member or affiliate of the Macquarie Group was retained as financial advisor.

Proxy Statement

Executive Compensation, page 19

Employment Agreements, page 20

6.	Provide each employment agreement between your executive officers and Macquarie Holdings (USA), Inc. as an exhibit to your 10-K.

The Registrant’s counsel has been in contact with Mr. Schwall to discuss this item.

* * *

The Registrant acknowledges the following:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your prompt attention to the Registrant’s responses to the Staff’s comments.  If you or any other member of the Staff has any further questions or comments concerning these responses, or if you require additional information, please feel free to contact me at (212) 231-1830 or Heidi Mortensen at (212) 231-1820.

Very truly yours,

/s/ Todd Weintraub
Todd Weintraub
Chief Financial Officer and Principal Accounting Officer

Encl.

cc:	Mr. John W. Madison, Securities and Exchange Commission
Mr. Kevin Stertzel, Securities and Exchange Commission
Ms. Kimberly Calder, Securities and Exchange Commission
Ms. Heidi Mortensen, Macquarie Infrastructure Company LLC
Ms. Antonia Stolper, Shearman & Sterling LLP